FORM 4

 (X)    Check this box if no longer
        subject to Section 16.  Form 4
        or Form 5 obligations may continue.
        See Instruction 1(b).

                   UNITED STATES
          SECURITIES AND EXCHANGE COMMISSION         _____________________
               WASHINGTON, D.C.  20549              |   OMB APPROVAL      |
                                                    |---------------------|
     STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP   |OMB NUMBER: 3235-0287|
                                                    |EXPIRES:             |
                                                    |   DECEMBER 31, 2001 |
     Filed pursuant to Section 16(a) of the         |ESTIMATED AVERAGE    |
       Securities Exchange Act of 1934,             |BURDEN HOURS         |
      Section 17(a) of the Public Utility           |PER RESPONSE ... 0.5 |
        Holding Company Act of 1935                 |_____________________|
     or Section 30(f) of the Investment
            Company Act of 1940
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1.  Name and Address of Reporting Person

           Sara Lee Corporation
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       (Last)                      (First)                    (Middle)

           70 West Madison Street, Three First National Plaza
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                                  (Street)

           Chicago                 Illinois                    60602
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       (City)                      (State)                      (Zip)
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2.  Issuer Name and Ticker or Trading Symbol
    Coach, Inc.  (NYSE: COH)
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3.  I.R.S. Identification Number of Reporting Person, if an entity
    (Voluntary)

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4.  Statement for Month/Year
    April 2001
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5.  If Amendment, Date of Original (Month/Year)

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6.  Relationship of Reporting Person(s) to Issuer (Check all applicable)
    (   ) Director
    ( X ) 10% Owner
    (   ) Officer (give title below)
    (   ) Other (specify title below)
     ---------------------------------------------

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7.  Individual, or Joint/Group Filing (Check Applicable Line)
    ( X ) Form filed by One Reporting Person
    (   ) Form filed by More than One Reporting Person

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TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF,
          OR BENEFICIALLY OWNED
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1.  Title of Security (Instr. 3)
    Common Stock
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2.  Transaction Date (Month/Day/Year)
    April 5, 2001
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3.  Transaction Code (Instr. 8)
    S
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4.  Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)
    35,026,333 shares of common stock of Coach, Inc.(1)
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5.  Amount of Securities Beneficially Owned at End of Month
    (Instr. 3 and 4)
    0
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6.  Ownership Form: Direct(D) or Indirect(I) (Instr. 4)
    D
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7.  Nature of Indirect Beneficial Ownership (Instr. 4)

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Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.

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TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY
           OWNED
           (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
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1.  Title of Derivative Security (Instr. 3)

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2.  Conversion or Exercise Price of Derivative Security

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3.  Transaction Date (Month/Day/Year)

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4.  Transaction Code (Instr. 8)

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5.  Number of Derivative Securities Acquired (A) or Disposed of (D)
    (Instr. 3, 4, and 5)

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6.  Date Exercisable and Expiration Date (Month/Day/Year)

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7.  Title and Amount of Underlying Securities (Instr. 3 and 4)

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8.  Price of Derivative Securities (Instr. 5)

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9.  Number of Derivative Securities Beneficially Owned at End of Month
    (Instr. 4)

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10. Ownership Form of Derivative Security Beneficially Owned at End of Month
    (Instr. 4)

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11. Nature of Indirect Beneficial Ownership (Instr. 4)

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EXPLANATION OF RESPONSES:
(1) The reporting person disposed of 35,026,333 shares of Coach, Inc. common stock in exchange for 41,402,285 shares of Sara Lee Corporation common stock through a registered offer to exchange (the "Exchange Offer") shares of Coach common stock for shares of Sara Lee common stock. The Exchange Offer was completed at an exchange ratio of 0.846 shares of Coach common stock per share of Sara Lee common stock validly tendered in the Exchange Offer.



    /s/  R. Henry Kleeman                                 April 27, 2001
   ----------------------                                -------------------
         R. Henry Kleeman                                     DATE
         Vice President, Deputy General
         Counsel
   **  SIGNATURE OF REPORTING PERSON

-----------------------------

   ** INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS CONSTITUTE FEDERAL CRIMINAL VIOLATIONS. SEE 18 U.S.C. 1001 AND 15 U.S.C. 78ff(a).

  NOTE: FILE THREE COPIES OF THIS FORM, ONE OF WHICH MUST BE MANUALLY SIGNED. IF SPACE IS INSUFFICIENT, SEE INSTRUCTION 6 FOR PROCEDURE.

  POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB NUMBER.

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